Crédit Agricole Securities (USA) Inc.

Statement of Income and Comprehensive Income

Year Ended December 31, 2020
(Dollars in Thousands)

Revenues	
Investment banking	$ 120,272
Interest and dividends	14,539
Service fees	21,721
Net loss from principal transactions	(602)
Commission income	453
Other income	4,707
Total revenues	161,090
Expenses	
Employee compensation and benefits	34,352
Service fees	32,330
Interest	19,955
Communications and data processing	5,098
Professional services	6,496
Clearance and floor brokerage	2,495
Promotional	487
Travel and entertainment	306
Occupancy and equipment costs	763
Other expenses	2,229
Total expenses	104,511
Income before income tax expense	56,579
Income tax expense	11,592
Net income	$ 44,987
Other comprehensive income	
Loss from pension and other postretirement benefits (net of $208 tax)	$ 1,175
Comprehensive income	$ 43,812

See notes to financial statements.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.